CORNERSTONE THERAPEUTICS INC.
1255 Crescent Green Drive, Suite 250
Cary, NC 27518
VIA EDGAR SUBMISSION
November 12, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Cornerstone Therapeutics Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
File No. 000-50767
Dear Mr. Rosenberg:
          Set forth below are our responses to the comments contained in your letter dated October 15, 2010 regarding the Form 10-K for December 31, 2009 (the “2009 Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2010, each filed by Cornerstone Therapeutics Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.
Form 10-K for the year ended December 31, 2009
Item 1. Business
Product Development Pipeline, page 9
1.	Please refer to your response to comment two. We believe that the development phase of your product candidates is an important part of understanding your business. Please confirm that you will disclose the development phase of each product candidate listed here, without exception.
COMPANY RESPONSE:
          The Company confirms that, in accordance with Item 101 of Regulation S-K, it will disclose the development phase of each of its product candidates listed under Item 1 of its future Form 10-Ks, without exception.

Mr. Jim B. Rosenberg
November 12, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition
Product Returns, page 81
2.	Refer to your response to comment six. Even with $2.3 million prior period adjustment in sales returns, rather than $4.2 million, the 46% increase in the reserve appears significant. Since you attribute this increase to a greater conversion of prescriptions from SPECTRACEF 200mg to SPECTRACEF 400mg, please tell us:
•	Why the changing market factors did not impact your ability to forecast returns;

•	Whether the rate of return for 200mg dosage was immediately adjusted when you noted the higher than expected sales volume of 400mg dose packs, presumably indicating the higher rate of conversion from 200mg dosage to 400 mg dosage. If not, quantify the time lag and explain why you did not immediately make this adjustment;

•	In what quarters during 2009 and for what amounts did you record a provision to results of operations for the return of 2008 sales of SPECTRACEF 200mg; and

•	What product(s) resulted in the additional $1.9 million returns reserve for 2009 product shipments, what quarters these products were shipped, what period you recorded the additional reserve and why.
COMPANY RESPONSE:
Introduction
          As noted in the Company’s previous response, the Company believes it has a robust process for estimating product returns on a product by product basis and reevaluating those estimates when there is a change in any facts and circumstances related to the product and its market environment. The Company’s evaluation of its ability to reasonably estimate returns includes consideration of the factors in ASC 605-15-25-3 and the additional factors highlighted in the Commission’s Staff Accounting Bulletin Topic 13. The most notable factors for the Company include the susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand; relatively long periods in which a particular product may be returned; expected introduction of new products that may result in the technological obsolescence of and larger than expected returns of current products; and other

Mr. Jim B. Rosenberg
November 12, 2010

factors that affect market demand and changing trends in that demand for the Company’s products. Consistent with industry practice, the Company offers contractual return rights that allow its customers to return the majority of its products, including SPECTRACEF® 200mg, within an 18-month period, from six months prior to and up to twelve months subsequent to the expiration date of its product.
          To provide the SEC Staff a complete response to the questions that it has posed, the Company’s response is organized as follows. First, the Company will respond to the Staff’s comments that relate to SPECTRACEF 200mg. To do so, the Company will provide a background and timeline related to this product to provide the Staff with historical context for the Company’s analysis, followed by responses to the Staff’s specific questions as set forth in the first three bullets of its comment. Second, the Company will separately respond to the question raised in the fourth bullet, as this question relates to a different line of products.
Analysis of SPECTRACEF 200mg Returns
     Background and Timeline
          2006 to 2007
          SPECTRACEF is a third-generation cephalosporin indicated for the treatment of certain respiratory and skin infections, for which the Company acquired rights in the United States in October 2006. The Company has an exclusive license from Meiji Seika Kaisha, Ltd. (“Meiji”) to market SPECTRACEF in the United States under an issued U.S. patent. Prior to the Company’s licensing agreement, SPECTRACEF was sold by other licensees of Meiji since its approval in August 2001.
          Upon acquiring the rights to SPECTRACEF, the Company performed a thorough analysis of the market, demand levels and historical promotional efforts. When licensed from Meiji, the only SPECTRACEF product being sold was SPECTRACEF 200mg packaged in 60-count bottles. According to Wolters Kluwer data, prescription demand for Spectracef 200mg (in bottles) was approximately 104,000 and 68,000 in 2004 and 2005, respectively.
          The Company began selling SPECTRACEF 200mg to distributors, wholesalers, and retail pharmacies in October 2006. The Company acquired its initial inventory of approximately 25,000 bottles from the previous licensee. These bottles had an expiration of November 2007 and were the Company’s only inventory on hand until mid-2007. During the fourth quarter of 2006, the Company sold approximately 3,500 bottles, all of which had an expiration date of November 30, 2007. At the time of sale, the Company evaluated its ability to estimate returns for SPECTRACEF 200mg and determined an estimated rate of return of 2% based on the Company’s evaluation of current product demand, third party prescription data as well as historical returns experienced by the previous licensee. During 2007, the Company sold another 21,000 bottles with an expiration date of November 30, 2007 and 53,400 bottles with expiration

Mr. Jim B. Rosenberg
November 12, 2010

dates between February and September 2009. The total unit sales in 2007 were in line with historical product demand and the Company’s forecasted demand based on its promotional efforts.
          2008
          The Company received approval for SPECTRACEF 400mg in July 2008 and launched it in October 2008. Prior to launch, the Company evaluated the expected impact on SPECTRACEF 200mg demand from the introduction of SPECTRACEF 400mg and a coupon program related to SPECTRACEF 200mg that the Company initiated in August 2008 to encourage pull-through. The Company also re-evaluated its estimate of returns for SPECTRACEF 200mg in light of the forecasted conversion from SPECTRACEF 200mg to 400mg. At that time, the Company did not anticipate an increase in returns of SPECTRACEF 200mg given recent promotion efforts, the estimated remaining channel inventory, and the product’s expiration dating.
          During 2008, the Company sold approximately 28,200 units with expiration dates between September 2009 and November 2010. At the end of 2008, the return period for the Company’s 2006 and some of its 2007 sales closed. Total units returned were approximately 5% of units sold, which was approximately three percentage points higher than the estimated return percentage of 2%. The Company believed that the 5% historical rate of return at December 31, 2008 reflected a number of units that had been sold by the previous licensee, and that that rate of return was higher than would be experienced going forward because the Company believed it had implemented significant improvements to the promotional and product distribution strategy for SPECTRACEF 200mg, which strategy it continued to refine based on its initial experience promoting this product. Therefore, the Company maintained its estimated rate of expected returns at 2%.
          2009
          During the first quarter of 2009, product demand for SPECTRACEF 200mg declined at a greater rate than expected. In connection with its first quarter re-evaluation process, the Company evaluated anticipated market demand, current channel inventory, and return experience. Returns had increased slightly, but the Company estimated that most units in the channel were not yet eligible for return given their expiration dating. Based on its evaluation, the Company increased its expected return rate to 3% based on historical experience and the Company’s estimate of expected return patterns. In connection with this increase in the expected return rate, the Company recorded an additional $325,000 to increase the existing accrual to the new rate.
          During the second quarter, demand for SPECTRACEF 200mg continued to decline at a rate greater than expected and returns increased as more product lots became eligible for return. The Company performed an analysis of the market decline and expected trends. As a result, the Company increased its return rate for SPECTRACEF 200mg to 5%. In connection with this

Mr. Jim B. Rosenberg
November 12, 2010

increase in the expected return rate, the Company recorded an additional $300,000 to increase the existing accrual to the new rate.
          During the third quarter of 2009, demand for SPECTRACEF 200mg continued to decline at a rate greater than expected and returns increased to a cumulative total of 12% on 2006 to 2008 sales. During this quarter, the Company acquired a new branded antibiotic, FACTIVE®, which for certain indications competes with SPECTRACEF. Therefore, in connection with its third quarter evaluation of expected returns of SPECTRACEF 200mg, the Company evaluated SPECTRACEF 200mg’s actual return rate, the expected effect of the overall declining market, the additional competition from FACTIVE®, and the impact of FACTIVE on the sales force’s promotional efforts with respect to SPECTRACEF 200mg. As a result of this analysis and consistent with historical experience, the Company increased its estimated rate of return for the 200mg 60 ct bottle to 12% in the third quarter. In connection with this increase in the expected return rate, the Company recorded an additional $1.2 million to increase the existing accrual to the new rate as of September 30, 2009.
          At the end of 2009, the Company evaluated whether recent trends in the market would inhibit its ability to estimate future returns for SPECTRACEF 200mg. Based on actions by the Company to reduce channel inventory and its visibility into the channel balance, the Company determined that its ability to estimate future returns of SPECTRACEF 200mg was not impaired. In November 2009, the Company stopped selling its 200mg 60 ct bottle due to a change in manufacturing facilities that led to new packaging of SPECTRACEF 200mg as a dose pack. Sales of the 200mg dose pack remained at extremely low levels to encourage use of the 60 ct bottles in the channel and to limit potential returns. The Company sold fewer than 1,300 200mg 60 ct bottles after the third quarter of 2009.
     Specific Responses to the Staff’s Questions Related to SPECTRACEF 200mg
Question: Why the changing market factors did not impact your ability to forecast returns;
          Response: The Company considers market factors on a quarterly basis or more often if facts and circumstances change. When there are changes in market factors or other factors that affect the Company’s estimates of future returns or the Company’s ability to estimate future returns, the Company evaluates each such change on a timely basis and takes any required actions to either adjust its reserves or defer revenue recognition, as appropriate.
          As discussed above, the Company does not believe that the changing market factors in 2009 that caused an increase in returns had any substantial impact on its ability to forecast future returns. Those returns were a direct result of various events, including a decline in product demand for Spectracef 200mg, greater than anticipated conversion to the new dosage introduced, and less promotion upon acquisition of the Company’s other antibiotic product, FACTIVE.

Mr. Jim B. Rosenberg
November 12, 2010

          As these events occurred, the Company adjusted its sales forecast and subsequent sales into the channel to encourage pull-through at estimated rates and to reduce potential returns. The Company also timely adjusted its estimated return rate to reflect declining prescription demand and continued to forecast returns on that basis. The Company continues to monitor its outstanding channel balance and believes that product demand has stabilized at the lower level, indicating that its forecasted returns were indeed reasonable.
Question: Whether the rate of return for 200mg dosage was immediately adjusted when you noted the higher than expected sales volume of 400mg dose packs, presumably indicating the higher rate of conversion from 200mg dosage to 400 mg dosage. If not, quantify the time lag and explain why you did not immediately make this adjustment;
          Response:
          As discussed above, prior to the launch of SPECTRACEF 400mg in October 2008, the Company evaluated the expected conversion rate of SPECTRACEF 200mg to SPECTRACEF 400mg and the expected impact of conversion on returns of SPECTRACEF 200mg. Based on the Company’s initial evaluation, the Company anticipated that SPECTRACEF 200mg sales would decline but that the return rate would not be impacted. At the end of 2008, the Company evaluated its actual return experience for SPECTRACEF 200mg and noted it was higher than the 2% estimated rate. However, the Company concluded that the difference was related to factors related to the initial launch of SPECTRACEF 200mg and not due to higher than expected conversion to SPECTRACEF 400mg.
          In each of the first three quarters of 2009, however, the Company experienced a greater than expected rate of conversion to SPECTRACEF 400mg and greater than expected returns of SPECTRACEF 200mg. In each quarter, the Company evaluated relevant information and adjusted its returns reserves based on such evaluation. Accordingly, the Company believes that its processes for evaluating its ability to estimate returns and assessing the adequacy of its reserves allowed for timely adjustments to the rate of return for SPECTRACEF 200mg and recognition of required additional reserves in light of changing market conditions.
Question: In what quarters during 2009 and for what amounts did you record a provision to results of operations for the return of 2008 sales of SPECTRACEF 200mg; and
          Response: As noted above, the Company made additional adjustments for returns of SPECTRACEF 200mg of $325,000, $300,000, and $1.2 million in the first, second, and third quarters of 2009, respectively. The Company made these adjustments to increase the existing reserve balance to account for the increase in actual and expected returns. These adjustments relate to sales of SPECTRACEF 200mg made in both 2007 and 2008 as well as sales made in

Mr. Jim B. Rosenberg
November 12, 2010

2009 through the date of each adjustment. Approximately 53,400 and 23,400 units were sold in 2007 and 2008, respectively, with return periods that were open during at least part of 2009.
Additional $1.9 Million Returns Reserve
Question: What product(s) resulted in the additional $1.9 million returns reserve for 2009 product shipments, what quarters these products were shipped, what period you recorded the additional reserve and why.
     Response: The additional $1.9 million returns reserve related to 2009 sales of ALLERX PE and DF. These products were shipped from January 2009 through April 2009. The additional reserve of $1.9 million was recorded in June 2009 when the Company noted that demand was not at expected historical levels due to the unavailability of product and related active pharmaceutical ingredient at the end of 2008, which had resulted in prescribers turning to competing products. Accordingly, the Company forecasted an extended period of reduced demand such that recently shipped product would most likely expire before it was pulled through the retail channel. The Company identified these factors immediately as part of its routine evaluation and monitoring of channel inventory and market demand.
     In addition, the Company notes that it continued to evaluate its ability to estimate returns related to these ALLERX products. In 2010, the Company concluded that it could no longer reasonably estimate expected returns at the time of sale and began deferring sales of these products upon shipment to the distribution channel and only recognizes revenue when product is sold through to the end user based upon prescriptions filled. To estimate product sold through to end users, the Company uses on third-party information, including prescription data and information obtained from significant distributors with respect to their inventory levels and sell-through to customers.
Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Segment and Geographic Information, page 94
3.	Please refer to your response to comment eight. Please demonstrate to us how your expected adjusted gross margins of your branded and generic segments within ten percentage points is indicative of similar long-term financial performance under ASC 280-10-50-11. In this regard, it would appear that a ten-percentage point spread in gross margins is substantial and not indicative of similar long-term financial performance. In your response, please provide us with your historical adjusted gross margin computations for at least each of the last three years.

Mr. Jim B. Rosenberg
November 12, 2010

COMPANY RESPONSE:
          As noted in the Company’s previous response, in determining whether its prescription branded pharmaceuticals and prescription generic pharmaceuticals segments should be aggregated for purposes of reporting, the Company considered the guidance provided in ASC 280, with careful consideration of the aggregation criteria and quantitative qualifications set forth in ASC 280-10-50-11 and ASC 280-10-50-12, respectively, and determined that it is appropriate to aggregate its two operating segments into one reportable segment.
          As previously noted, the Company believes that adjusted gross margin (“AGM”), which the Company defines as gross margin less royalty expenses, is an appropriate comparator for each segment. In the previous response, the Company calculated the adjusted gross margin for each segment based on the inception-to-date adjusted gross profit of its currently marketed products in each segment as of December 31, 2009 divided by the inception-to-date net revenues of those products. As requested by the Staff, the Company has presented in the table below the calculation of the AGM for each segment for each of the last four years, as well as a four-year average.

	AGM
					Historical
Segment[1]:	2006	2007	2008	2009	4 yr Avg.
Branded	86%	72%	65%	58%	70%
Generic	82%	79%	66%	70%	74%
Consolidated	83%	76%	66%	65%	72%
(1) Prior to 2008, the Company operated in one segment, but AGM for 2006 and 2007 are calculated on the same basis as if the Company had operated in two segments for those years.
          As demonstrated in the above analysis, the four-year average branded AGM is 70%, which is within approximately four percentage points of the four-year average generic AGM. The Company believes that this similarity in financial performance exists because both its branded and non-branded products are in-licensed well into their product life-cycle when demand and costs have leveled out, which provides a more steady performance over the long term.
          The Company believes that the similarity in these AGMs is indicative of similar long-term financial performance under ASC 280-10-50-11. As a result of this economic similarity, the Company believes that it appropriately aggregated its two operating segments into one reportable segment in 2008 and 2009. In reaching this conclusion, the Company has considered the fact that the difference in the branded and generic AGMs during 2009 was greater than the four-year historical average due to the launch of Curosurf in September 2009, but concluded that this difference did not adversely impact the determination of reportable segments for 2009 under ASC 280-50-11.

Mr. Jim B. Rosenberg
November 12, 2010

          The Company acknowledges, however, the importance of reassessing its evaluation of segments on a periodic basis. On a quarterly basis, the Company considers whether any factors have changed that may impact its identification and aggregation of segments. On an annual basis, the Company does a complete evaluation and documents its conclusions regarding segment identification and aggregation. As part of its evaluation for future periods, the Company plans to consider all appropriate factors, including its announced discontinuation of its marketed unapproved products and Curosurf’s impact on the AGM of its branded segment.
Advertising, page 100
4.	As originally requested, please revise your response to comment 10 to clarify what you mean by “incurred.” In responding to this comment please note that ASC 720-35-20 distinguishes accounting for advertising costs between two alternatives based on the types of advertising activities.
COMPANY RESPONSE:
          ASC 720-35-25-1 provides that advertising costs must either be expensed as incurred or expensed the first time the advertising takes place. The Company’s policy is to follow the first alternative, and it applies its policy consistently to similar kinds of advertising activities as required by ASC 720-35-25-1.
          ASC 720-35-50-1 provides that the notes to the Company’s financial statements must disclose (i) “whether [advertising] costs are expensed as incurred or the first time the advertising takes place” and (ii) “[t]he total amount charged to advertising expense for each income statement presented.” In future Form 10-K filings, the Company will revise its footnote disclosure to read as follows to clarify that it expenses advertising costs as incurred:
          Advertising
Advertising costs, which include promotional expenses and the cost of samples, are expensed as incurred. Advertising expenses were $[__] million, $[__] million and $[__] million for the years ended December 31, 20XZ, 20XY and 20XX, respectively, and are included in sales and marketing expenses in the accompanying consolidated statements of income.
          The Company supplementally advises the Staff that in determining whether advertising costs have been incurred, the Company follows the guidance of ASC 720-35-25. Accordingly, the Company considers the costs of producing advertising to be incurred during production and the costs of communicating advertising to be incurred when the item or service has been received.

Mr. Jim B. Rosenberg
November 12, 2010

Note 4: Goodwill and Product Rights
Product Rights, page 103
5.	Please refer to your response to comment 12. We believe that the quantification of your product rights by product is useful to investors in assessing their recoverability when analyzed with revenues by product. Accordingly, please confirm that you will disclose product license rights in your future filings.
COMPANY RESPONSE:
          As noted in the Company’s previous response, the Company believes that its disclosure of product rights in the 2009 Form 10-K complies with the required disclosures under ASC 350-30-50-2. The Company will, however, provide disclosure of its product rights by product for the most recent balance sheet in future filings in the notes to its financial statements. The Company presented this information in the following format in its Form 10-Q for the quarterly period ended September 30, 2010, and it plans to use a similar format in future filings:
     The following table represents product rights, net, as of September 30, 2010 and December 31, 2009 (in thousands):

	September 30, 2010
				Weighted -
	Gross			Average
	Carrying	Accumulated	Net	Amortization
	Amount	Amortization	Amount	Period (yrs.)
CUROSURF	$107,606	$11,658	$95,948	10.0
FACTIVE®	7,613	1,667	5,946	4.8
SPECTRACEF®	4,505	1,912	2,593	10.0
ZYFLO®	11,500	3,076	8,424	7.1
Propoxyphene/acetaminophen products	7,550	7,550	—	n/a
Products under development	3,350	—	3,350	n/a
Other	75	65	10	4.3

Total	$142,199	$25,928	$116,271	9.5

	December 31, 2009
				Weighted-
	Gross			Average
	Carrying	Accumulated	Net	Amortization
	Amount	Amortization	Amount	Period (yrs.)
CUROSURF	$107,606	$3,587	$104,019	10.0
FACTIVE	7,613	486	7,127	4.8
SPECTRACEF	4,505	1,597	2,908	10.0
ZYFLO	11,500	1,872	9,628	7.1
Propoxyphene/acetaminophen products	7,550	7,550	—	n/a
Products under development	3,100	—	3,100	n/a
Other	75	51	24	4.3

Total	$141,949	$15,143	$126,806	9.5

Mr. Jim B. Rosenberg
November 12, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
6.	Please tell us where you have quantified the revenues you derived through government funded programs, related rebates, and fees in response to comment 13.
COMPANY RESPONSE:
          The Company respectfully informs the Staff that the Company does not sell products directly to government entities. Thus, the Company does not derive any revenues directly from government funded programs and did not quantify such revenues in its previous response. As disclosed in the 2009 Form 10-K, the Company sells its products primarily to large national wholesalers, which in turn resell the products to smaller or regional wholesalers, retail pharmacies, chain drug stores, government agencies and other third parties. The Company has the responsibility to pay rebates and fees to the government for products sold by its wholesalers that are ultimately purchased using funds from government funded programs.
          In addition, the Company did quantify historical rebates paid to government agencies and other parties in the 2009 Form 10-K. The Company’s total liability for rebates is disclosed in Note 6 to the Company’s financial statements on page 105, its total rebate expense (both in the aggregate and as a percentage of gross product sales) is disclosed under “Critical Accounting Policies and Estimates” on page 82 and a rollforward of its allowance for rebates is disclosed in “Schedule II — Valuation and Qualifying Accounts” on page 120. Historical rebates and fees paid to government agencies have been in total less than 1.5% of the Company’s gross product sales.
General
7.	We acknowledge the representation made on your behalf by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP on page 21 of their letter dated August 11, 2010. As previously requested, please provide a statement directly from the company. Please have a duly authorized officer of the company provide this statement separately on EDGAR by acknowledging that:

Mr. Jim B. Rosenberg
November 12, 2010

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
COMPANY RESPONSE:
          The Company acknowledges the Staff’s comment. The Company’s response letter to the Staff’s October 15, 2010 comment letter has been executed by a duly authorized officer of the Company and includes a written statement directly from the Company making the representations requested by the Staff.
* * * * *
          As requested in your October 15, 2010 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any further questions or comments, or if you require any additional information, please contact Andrew Powell, the Company’s Executive Vice President and General Counsel, by telephone at (919) 678-6524. Thank you for your assistance.

Very truly yours, /s/ Craig A. Collard Craig A. Collard President, Chief Executive Officer and Interim Chief Financial Officer